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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1079-1

March 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:      Sirimal R. Mukerjee
                        Division of Corporate Finance

Dear Sirs:

Re:	Golden Global Corp. ("the Company")
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-169757
Filed January 26, 2011

We are the solicitors for the Company. We refer to your letter of February 9, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed January 26, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 2 to Registration Statement on Form S-1 filed January 26, 2011

General

1.

We note your response to comment 3 in our letter dated December 28, 2010 and reissue the comment. Despite your response, we cannot find where the revised disclosure appears. In the forepart of the registration statement, please clearly disclose that your two sole officers also serve as your two sole directors. In addition, please refer to comment 2 in our letter dated November 1, 2010, which asks that your letter of response indicate precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response: The Company has added the following to the forepart of the S-1/A filed concurrently with this response:

“Our two sole officers, Mr. John Robert Hope and Mr. Hon Ming Tony Wong also act as our two sole directors.”

Macdonald Tuskey is an association of law corporations with lawyers called in the
Provinces of British Columbia and Alberta and the State of New York.

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We did not provide page references in our correspondence due to the fact that the edgar agent frequently changes pagination in the edgarizing process. We believed that if these changes were implemented in the registration statement and not in our response, this would lead to even further confusion. We do ensure that a redline version of all of our changes is provided to the commission by the edgar agent.

2.

We note your response to comment 4 in our letter dated December 28, 2010. We further note your revised disclosure that Mr. Wong received stock in connection with your transaction with Velocity Resources Canada Ltd. Please disclose this fact, including the amount of shares that Mr. Wong received, each time you discuss your transaction with Velocity Resources Canada.

Response: The Company has added the following passage to any discussion of its transactions with Velocity Resources in the Form S-1/A filed concurrently with this response:

“John Hope received 5,423,333 shares of our common stock in the transaction. Hon Ming Tony Wong, our Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and Director who is also a shareholder of Velocity Resources Canada Ltd., received 3,905,000 shares of our common stock.”

Directors and Officers, page 51

3.

We note your response to comment 9 in our letter dated December 28, 2010 that because Beyond IVR Holdings, Inc. has limited operations, has no registered securities and intends to withdraw its registration statement, disclosure regarding Mr. Wong's role at the company was not warranted. Please revise your disclosure to indicate Mr. Wong's role at Beyond IVR Holdings, Inc. in compliance with Item 401 of Regulation S-K. In addition, please confirm that the other disclosure in this section is complete.

Response: The Company has added the following disclosure to Mr. Wong’s biographical information in this section:

“Since September 2009 Mr. Wong has also been the Treasurer, Chief Financial Officer and director of Beyond IVR Holdings, Inc., a company in the business of developing integrated voice response products. Mr. Wong’s responsibilities with Beyond IVR consist of oversight of financial matters and corporate governance.”

Certain Relationships and Related Transactions, page 48

4.

We note your response to comment 10 in our letter dated December 28, 2010 that you currently do not anticipate that Mr. Tiebe will make a significant contribution to your business. Please reconcile this with the fact that you list Mr. Tiebe as one of three people under the "Company" section of your Web site and indicate that he is in investor relations.

Response: When the Company was designing its website, it planned on Mr. Tiebe taking a more active approach in investor relations and corporate operations. However, some time before the filing of the initial registration statement Mr. Tiebe’s duties were reduced and he agreed to consult for the Company on a part time basis only. The Company was amiss in not updating their website earlier. As of the date of this correspondence, the Company’s website has been amended and Mr. Tiebe’s picture has been removed. The Company does not believe that Mr. Tiebe’s contribution to the Company’s business will be significant.

Macdonald Tuskey is an association of law corporations with lawyers called in the
Provinces of British Columbia and Alberta and the State of New York.

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Financial Statements

General

5.	If your registration statement is not effective by February 11, 2011 you will need to update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: The Company has filed updated financial statements, up to an including December 31, 2010 in the Form S-1/A filed concurrently with this response. Additionally, the Company has updated the financial information through the registration statement to this date.

Engineering Comments

6.

We note your response to our previous comment number 11 and do not concur. Please revise your filing, removing all references to historical ounces of gold produced and historical dollar values of gold produced.

Response: The Company has revised the Form S-1/A filed concurrently with this response to eliminate all referenced to historical ounces of gold produced and historical dollar values of gold produced.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.